UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

Commission File Number 1-15401

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To The Plan Administrator of
Energizer Holdings, Inc. Savings Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Energizer Holdings, Inc., Savings Investment Plan (the Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP
St. Louis, Missouri
June 28, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Energizer Holdings, Inc. Savings Investment Plan:

In our opinion, the accompanying Statement of Net Assets Available for Plan Benefits and the  related Statement of Changes in Net Assets Available for Plan Benefits present fairly, in all material respects, the net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the “Plan”) at December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

St. Louis, Missouri
June 28, 2006

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006		2005
	(dollars in thousands)
Assets
Investments, at fair value (Note 2)
Vanguard PRIMECAP Fund Investor Shares	$25,264		$19,715
Shares in registered investment companies	102,899		77,034
Vanguard Index Trust - 500 Portfolio	83,712	*	75,179	*
Vanguard Money Market Reserve Fund - Federal Portfolio	26,632		22,938
Vanguard Small-Cap Index Fund Investor Shares	30,401	*	26,185	*
Vanguard Wellington Fund Investor Shares	68,284	*	46,367	*
Vanguard Windsor II Fund Investor Shares	57,912	*	47,428	*
Vanguard Retirement Savings Trust	91,850	*	96,485	*
Common stock - Energizer Holdings, Inc. Stock	89,853	*	89,411	*
Loans to participants	9,287		9,327
Total Investments	586,094		510,069

Receivables:
Employer contributions	153		34
Participant contributions	—		105
Total Receivables	153		139

Total Assets	586,247		510,208

Liabilities
Accrued administrative expenses	29		28

Net Assets Available For Benefits	$586,218		$510,180

* Investment represents 5% or more of Plan's net assets.

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

	For The Years
	Ended December 31,
	2006	2005
	(dollars in thousands)
Additions To Net Assets Attributed To:
Investment Income
Interest income	$627	$541
Dividend income	21,885	14,625
Net appreciation in fair value of investments	64,219	11,829
	86,731	26,995
Contributions
Employer	5,676	5,151
Participant	19,419	18,830
	25,095	23,981

Total Additions	111,826	50,976

Deductions From Net Assets Attributed To:
Benefits paid	35,664	59,516
Administrative expenses	124	24

Total Deductions	35,788	59,540

Net Increase/(Decrease)	76,038	(8,564)

Net Assets Available For Benefits - Beginning Of Year	510,180	518,744

Net Assets Available For Benefits - End Of Year	$586,218	$510,180

See the accompanying notes to financial statements.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 And 2005
(Dollars in thousands, except where stated otherwise)

1.      Description Of The Plan

The following is a summary description of the Energizer Savings Investment Plan (the Plan) and provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Energizer Holdings, Inc. (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.  It is the Company’s intent that the Plan meets the requirements of Section 404(c) of ERISA.  Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant’s exercise of control over assets in the participant’s savings plan account.

During 2006, the Plan was amended to adopt certain provisions of the final 401(k) regulations, which did not have a significant effect on Plan operations.

Plan Participation

Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to the U. S. Federal Insurance Contributions Act tax.  Prior to April 1, 2005, employees were eligible to voluntarily participate as of the first day of employment (when administratively feasible) and could contribute to the Plan upon enrollment.

Effective April 1, 2005, employees are automatically enrolled as Plan participants following 30 days of employment, unless they opt out of participation within 30 days or elect, if administratively feasible, to begin participation earlier.  Under the automatic enrollment process, contribution levels and investment choices are pre-determined, unless employees take action to increase/decrease contributions or change investment direction.

Contributions

Participants can contribute from 1% to 50% of their compensation as defined by the Plan in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits.  Employees who are automatically enrolled in the Plan (beginning on and after April 1, 2005) contribute 6% on a before-tax basis, unless they take action to change the contribution percentage.  Before-tax contributions not exceeding 6% of the participant’s compensation are matched 50% by the Company.

After-tax contributions not exceeding 1% of the participant’s compensation are matched 325% by the Company.  This match is separately credited to a participant’s PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company’s non-contributory defined benefit pension plan covering substantially all domestic employees.  Participants may also contribute an additional 1% to 21% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits.  Therefore, participants may contribute a total of 1% to 22% of compensation on an after-tax basis.  Employees who are automatically enrolled in the Plan (beginning on and after April 1, 2005) who take no action to change the automatic enrollment choice contribute 1% on an after-tax basis.

Combined before-tax and after-tax participant contributions may not exceed 72% of compensation, as limited by federal income tax laws and Plan terms.  The total of before-tax, after-tax and Company matching contributions allocated to participants’ accounts is limited to the lesser of $44 or 100% of the participants’ compensation as defined by the Plan for the calendar year 2006.  The total of before-tax, after-tax and Company matching contributions allocated to participants’ accounts is limited to the lesser of $42 or 100% of the participants’ compensation as defined by the Plan for the calendar year 2005.

Investment Options

All participant contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant.  Subsequent to February 15, 2005, the 50% Company match on the participant’s first 6% of before-tax contributions is directed to the same investment funds and allocations as the participant has selected for his/her before-tax contributions of up to 6%.  Prior to February 15, 2005, the Company match was required to be invested in the Energizer ESOP Common Stock Fund (ENR Stock Fund).  Subsequent to February 15, 2005, participants are permitted to diversify balances from the ENR Stock Fund to the remaining available investment options.

For SWS participants who invested in Pfizer stock as part of the Pfizer Savings Plan, participants could exchange out of the Pfizer Stock Fund into other funds offered under the Plan, but could not invest new contributions or exchange any portion of their existing account into the Pfizer Stock Fund.  Any assets remaining in the Pfizer Stock Fund on March 28, 2005 were reinvested in accordance with the SWS participant’s investment directions, or, if no such directions had been provided, invested in the Vanguard Federal Money Market Fund.

Vesting

Employee before-tax and after-tax contributions and earnings thereon vest immediately.  For Energizer employees, Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service.  Participants are 100% vested in Company matching contributions and earnings thereon after four years of service.  In the event of a participant’s attainment of age 65, retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than four years of service.

Plan Withdrawals

Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2.  For all participants, hardship distributions are limited to the amount required to meet the need created by the hardship and are permitted at the discretion of the Plan administrator (see “Plan Administration” below).  After-tax contributions and earnings thereon may be withdrawn at any time.

Participant Loans

Participants may borrow from their accounts subject to the provisions of the Plan.  Loans are limited in the aggregate to the lesser of 50% of the vested amount in the participant’s account or $50, reduced by the highest outstanding participant loan balance in the one year period ending immediately before the date of the new loan.  The minimum loan amount is one thousand dollars.  Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan.  Participant loans can be short or long-term, up to a maximum loan period of five years for general-purpose loans and 10 years for the purchase of a principal residence.  Loan repayments are made through payroll deduction each pay period.  Participants must agree orally (ratified by subsequent cashing of the loan check), electronically, or in writing to the terms of the loan.  In the event of the participant’s termination, the unpaid balance, if not repaid, will be subtracted from the participant’s final distribution.

Forfeitures

Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon that are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service.  Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan.  Forfeitures were $58 and $81 for the years ended December 31, 2006 and 2005, respectively.

Plan Administration

The Plan is administered by the Energizer Plans Administrative Committee (EPAC).  EPAC, which reviews and determines benefit appeals by participants, has the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals.  Members of the EPAC are Company employees and are appointed by the Company’s Board of Directors.  They are listed as follows:

Daniel J. Sescleifer	Executive Vice President and Chief Financial Officer
William C. Fox	Vice President and Treasurer
Peter J. Conrad	Vice President, Human Resources
Michael Cummings	Vice President, Global Operations – Schick-Wilkinson Sword
Mark A. Schafale	Vice President and Controller
Joseph J. Tisone	Vice President, Global Operations – Energizer Battery
Geraldine S. Auger	Vice President, HR Programs

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

Notes To Financial Statements (Continued)
(Dollars in thousands, except where stated otherwise)

Vanguard Fiduciary Trust Company is Trustee of the assets of the Plan.  As Trustee, Vanguard Fiduciary Trust Company has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Plan Termination

The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies.  In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

2.     Summary Of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting, except that distributions to participants are recorded when paid.

Investment Valuation

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units of the Retirement Savings Trust are valued at net asset value at year-end.  The ENR Stock Fund and the Pfizer Stock Fund are recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year.  Notes receivable from participants are valued at cost, which approximates fair value.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Investments that represent 5 percent or more of the Plan net assets are separately identified in the “Statements of Net Assets Available for Plan Benefits”.

Income Recognition

Interest income is recognized when earned and dividend income is recognized on the date of record.  Realized and unrealized gains and losses are determined using the average cost method.

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period.  Actual results could differ from those estimates.

3.      Related Party and Party-in-Interest

The Company, as Plan sponsor, is a related party to the Plan.  At December 31, 2006 and 2005, the Plan held shares of ENR Stock with a market value of $89,853 and $89,411 respectively.  Of these shares, the Plan purchased $9,011 and sold $42,227 of ENR Stock for the year ended December 31, 2006 and for the year ended December 31, 2005, the Plan purchased $58,746 and sold $88,719.

Vanguard Fiduciary Trust Company as Trustee of the Plan’s assets is a party-in-interest as defined by ERISA.  For Plan assets managed by Vanguard, the Plan held $486,954 and $411,331 of investment funds and short-term investments at December 31, 2006 and 2005, respectively.  Of these investments, the Plan purchased $140,701 and sold $107,585 for the year ended December 31, 2006 and for the year ended December 31, 2005, the Plan purchased $98,296 and sold $68,881.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.

4.      Income Tax Status

The Plan received a favorable letter of determination from the Internal Revenue Service dated March 27, 2003, indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a).  Thus, a provision for a federal income tax is not required in the accompanying financial statements.  While the Plan was amended for the inclusion of SWS colleagues, the Company has determined that a new IRS tax determination letter was not warranted due to that event.  The Company will seek a new letter of determination upon further amendments of the Plan in the future as legally required.

5.      Investments

For the year ended December 31, 2006 and 2005, the Plan’s investments, including Plan investments held by Vanguard, appreciated by $64,219 and $11,829 respectively, as follows.  Amounts include gains and losses on investments sold as well as held during the year and are broken out for investments that represent 5% or more of the Plan’s net assets.

	For The Years
	Ended December 31,
	2006	2005
	(dollars in thousands)
Net appreciation in fair market value
Vanguard Index Trust – 500 Portfolio	$10,001	$2,157
Vanguard Wellington Fund Investor Shares	3,240	233
Vanguard Windsor II Fund Investor Shares	5,239	858
Vanguard Small-Cap Index Fund Investor Shares	3,757	1,552
Energizer Holdings, Inc. Common Stock	33,658	4,227
Pfizer, Inc. Common Stock	---	(728)
Other	8,324	3,530

	$64,219	$11,829

6.      Nonparticipant-directed Investments

The net assets in nonparticipant-directed investments, which are in the ENR Stock Fund, were $0 at December 31, 2006 and 2005, respectively.  Information about the changes in net assets relating to the nonparticipant-directed investments is as follows:
	For The Years
	Ended December 31,
	2006		2005
	(dollars in thousands)
Changes in Net Assets:
Contributions	$		$458
Net appreciation			7,064
Benefits paid			(396)
Transfers to participant-directed investments			(40,408)
Other			--

		$0	$(33,282)

As stated earlier, during plan year 2005, the Company removed the exchange restriction previously in place on the restricted portion of the Energizer Stock Fund in the Plan (SIP) effective February 15, 2005. Likewise, the allocation of the Company’s pre-tax matching contributions will no longer be automatically allocated to Energizer stock, but rather will be allocated in accordance with each participant’s pre-tax payroll contributions investment elections. These changes to the Savings Investment Plan were made to enhance each colleague’s ability to ensure appropriate diversification in their SIP portfolio.

7.      Form 5500

For the year ended December 31, 2006 and 2005, there were no reconciling items between the Plan and Form 5500.

Supplemental Schedule

Report Of Independent Registered Public
Accounting Firm On Supplementary Information

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP
June 28, 2007

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN

EIN 43-1863181   PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value

*	Vanguard Group	PRIMECAP Fund	$ 22,155	$ 25,264
*	Vanguard Group	500 Index Portfolio	74,683	83,712
*	Vanguard Group	Money Market Reserve Fund - Federal Portfolio	26,632	26,632
*	Vanguard Group	Wellington Fund	62,887	68,284
*	Vanguard Group	Windsor II Fund	47,670	57,912
*	Vanguard Group	International Growth Fund	28,406	33,279
*	Vanguard Group	Small Cap Index Fund	22,147	30,401
*	Vanguard Group	Explorer Fund	10,439	11,129
*	Vanguard Group	Bond Market Index	15,282	15,111
*	Vanguard Group	Forward International Sml Companies Fund Institutional Class	3,336	3,604
*	Vanguard Group	Mainstay Small Cap Opportunity Fund I	1,299	1,397
*	Vanguard Group	Target Retirement 2005 Fund	1,280	1,266
*	Vanguard Group	Target Retirement 2010 Fund	7,380	7,507
*	Vanguard Group	Target Retirement 2015 Fund	8,119	8,159
*	Vanguard Group	Target Retirement 2020 Fund	6,833	6,937
*	Vanguard Group	Target Retirement 2025 Fund	4,977	4,978
*	Vanguard Group	Target Retirement 2030 Fund	4,290	4,350
*	Vanguard Group	Target Retirement 2035 Fund	2,554	2,586
*	Vanguard Group	Target Retirement 2040 Fund	1,020	1,025
*	Vanguard Group	Target Retirement 2045 Fund	797	804
*	Vanguard Group	Target Retirement 2050 Fund	238	246
*	Vanguard Group	Target Retirement Income	518	521
		Total Investment in Shares in Registered Investment Company	352,942	395,104

*	Vanguard Group	Vanguard Retirement Saving Trust (Common/Collective Trust)	91,850	91,850
		Total Investment in Common/Collective Trust	91,850	91,850

*	Energizer Holdings, Inc.	ESOP Common Stock - Participant directed	44,314	89,853
		Total Investment in Common Stock	44,314	89,853

*	Participant Loans	Notes Receivable from Participants (various maturity dates, 4.75% to 10.50% interest)	-	9,287

			$ 489,106	$ 586,094

	* Investment represents allowable transaction with a party-in-interest.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, Energizer Holdings, Inc., as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ENERGIZER HOLDINGS, INC.
By: _____________________________________________
Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer

June 28, 2007

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Accountants